Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

January 19, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
PLUS Based on the Value of the S&P 500® Index due May 3, 2018	January 13, 2017	A144
PLUS Based on the Value of the EURO STOXX 50® Index due May 3, 2018	January 13, 2017	A145
12.60% per annum Contingent Coupon Autocallable Yield Notes due January 19, 2018	January 13, 2017	F311
Dual Directional Capped Knock-Out Notes due January 31, 2018	January 13, 2017	J665
Knock-Out Notes due July 18, 2018	January 13, 2017	J666
Contingent Coupon Autocallable Yield Notes due January 31, 2018	January 13, 2017	J667
Trigger Jump Securities due August 3, 2018	January 13, 2017	T944
Absolute Return Barrier Securities due January 19, 2022	January 13, 2017	T952
5.80% per annum Autocallable Coupon Buffered Securities due July 19, 2018	January 13, 2017	U1907